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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. )*

                          THE MAXIM GROUP, INC.
                             (Name of Issuer)

                 Common Stock, $.001 Par Value Per Share
                      (Title of Class of Securities)

                                57772J104
                              (CUSIP Number)


                       Voluntary** (see note below)
                   (Date of Event which Requires Filing
                            of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  ]      Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  **This Schedule 13G is being filed to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on December 17, 1997.


                               Page 1 of 6 Pages

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CUSIP No.  57772J104                   13G                   Page 2 of 6 Pages

        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                                  (b) /X/
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
                         5  SOLE VOTING POWER
                            701,100

     NUMBER OF           6  SHARED VOTING POWER
      SHARES                175,600
   BENEFICIALLY
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING              701,100
      PERSON
       WITH
                         8  SHARED DISPOSITIVE POWER
                            175,600

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           876,700

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.3%
       12  TYPE OF REPORTING PERSON*
           OO, IA

                   *SEE INSTRUCTION BEFORE FILLING OUT!

                            Page 2 of 6 pages

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Item 1(a)    Name of Issuer:

             The Maxim Group, Inc. (the "Issuer")

Item 1(b)    Address of Issuer's Principal Executive Offices:

             210 Town Park Drive
             Kennesaw, Georgia 30144

Items 2(a)   Name of Person Filing:

              This statement is being filed by
              Cumberland Associates LLC to replace,
              pursuant to Securities Exchange Act
              Release No. 34-39538, Cumberland
              Associates LLC's Schedule 13D, filed
              on December 17, 1997. Cumberland
              Associates LLC is a limited liability
              company organized under the laws of
              the State of New York, and is engaged
              in the business of managing, on a
              discretionary basis, thirteen
              securities accounts (the "Accounts"),
              the principal one of which is
              Cumberland Partners. K. Tucker
              Andersen, Gary Tynes, Oscar S.
              Schafer, Bruce G. Wilcox, Glenn
              Krevlin, Andrew Wallach and Eleanor
              Poppe are the members (the "Members")
              of Cumberland Associates LLC.

Item 2(b)    Address of Principal Business Office:

              The address of the principal business
              and office of Cumberland Associates
              LLC and each of the Members is 1114
              Avenue of the Americas, New York, New
              York 10036.

Item 2(c)    Citizenship:

             Cumberland Associates LLC is a New
             York limited liability company. Each
             of the Members is a citizen of the
             United States.

Item 2(d)    Title of Class of Securities:

             Common Stock, par value $.001 per share (the "Shares")

Item 2(e)    CUSIP Number:


             57772J104

Item 3       Not Applicable

Item 4.      Ownership:


                            Page 3 of 6 pages

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Item 4(a)    Amount Beneficially Owned:

             As of the date hereof, Cumberland
             Associates LLC may be deemed the
             beneficial owner of 876,700 Shares.

Item 4(b)    Percent of Class:

             The number of Shares of which
             Cumberland Associates LLC may be
             deemed to be the beneficial owner
             constitutes approximately 5.3% of the
             total number of Shares outstanding.

Item 4(c)    Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote:
                      701,100

             (ii)     Shared power to vote or to direct the vote:  175,600

             (iii)    Sole power to dispose or to direct the disposition of:
                      701,100

             (iv)     Shared power to dispose or to direct the disposition of:
                      175,600

Item 5       Ownership of Five Percent or Less of a Class:

             Not Applicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

             The beneficial owners of the Accounts
             have the right to participate in the
             receipt of dividends from, or proceeds
             from the sale of, the Shares held for
             each Account in accordance with their
             ownership interests in each such
             Account.

Item 7       Identification and Classification of the

             Subsidiary Which Acquired the Security Being
             Reported on By the Parent Holding Company:

             Not Applicable

Item 8       Identification and Classification of Members of the Group:
             Not Applicable

                            Page 4 of 6 pages

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Item 9       Notice of Dissolution of Group:
             Not Applicable

Item 10      Certification:

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6

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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 6, 1998

                                            CUMBERLAND ASSOCIATES LLC


                                            By:  /s/ Glenn Krevlin
                                              ---------------------------
                                            Name:  Glenn Krevlin
                                            Title:  Member